UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Airspace Experience Technologies, Inc.

Legal status of issuer

> ***Form***
> C-Corporation

> ***Jurisdiction of Incorporation/Organization***
> Delaware

> ***Date of organization***
> March 28, 2017

Physical address of issuer
11499 Conner St., Detroit, MI 48213

Website of issuer
https://asx.us

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Seed Preferred Stock

Target number of Securities to be offered
10,000

Price (or method for determining price)
$2.50

Target offering amount
$25,000

Oversubscriptions accepted:
☑   Yes
☐   No

Oversubscriptions will be allocated:
☐   Pro-rata basis
☑   First-come, first-served basis
☐   Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
June 21, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
5

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$333,314	$152,638
Cash & Cash Equivalents	$8,140	$149,283
Accounts Receivable	$13,000	$3,355
Short-term Debt	$213,841	$68,763
Long-term Debt	$1,243,534	$743,449
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$(927,906)	$ (464,331)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
April 25, 2019

Airspace Experience Technologies, Inc.



Up to $1,070,000 of Preferred Stock

Airspace Experience Technologies, Inc. dba Detroit Aircraft Corporation ("ASX", the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Seed Preferred Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by June 21, 2019. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $350,000 under the Combined Offerings (the "Closing Amount") by June 21, 2019, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by June 14, 2019 will be permitted to increase their subscription amount at any time on or before June 21, 2019 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will accepted after June 14, 2019. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to June 21, 2019, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 29, 2020.

Once posted, the annual report may be found on the Company's website at https://asx.us/investors.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/asx

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Airspace Experience Technologies, a Michigan LLC, was founded on March 28, 2017. The LLC was converted to a Delaware C-Corp, Airspace Experience Technologies, Inc. ("ASX"), on June 20, 2018. The Company is currently also conducting business under the name of Detroit Aircraft Corporation. The Company is located at 11499 Conner St., Detroit, MI 48213.

The Company previously operated as a Michigan Limited Liability Company under the name Airspace Experience Technologies, LLC. Airspace Experience Technologies, LLC was formed on March 28, 2017 and reincorporated in Delaware as a C-Corporation on June 20, 2018.

The Company's website is https://asx.us.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/asx and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Preferred Stock being offered	$25,000
Maximum amount of Preferred Stock	$1,070,000
Purchase price per Security	$2.50
Minimum investment amount per investor	$1,000
Offering deadline	June 21, 2019
Use of proceeds	See the description of the use of proceeds on page 13-14 hereof.
Voting Rights	See the description of the voting rights on pages 10,11, 15-16 and 19-22.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy,

are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

Many of Company's contracts are understood to be contingent on the successful development and proof of concept of their plane. The Company's plane is still in development, and the Company's business depends almost entirely on its successful development and commercialization. The Company will require substantial additional development, testing, and potentially regulatory approval before it is able to commercialize its product effectively. This process may take many years and may require the expenditure of substantial resources beyond the proceeds raised in this offering. Accordingly, even if the Company is able to obtain the requisite financing to continue to fund the development of its products, it cannot guarantee that the plane or any other product candidates will be successfully developed or commercialized.

The Company's sales cycle is long and may be unpredictable, which can result in variability of its financial performance. Additionally, long sales cycles may require the Company to incur high sales and marketing expenses with no assurance that a sale will result, which could adversely affect its profitability. The Company's results of operations may fluctuate, in part, because of the resource-intensive nature of its sales efforts and the length and variability of the sales cycle. A sales cycle is the period between initial contact with a prospective customer and any sale of its product. The sales process involves educating customers about the Company's products, participating in extended products evaluations and configuring the products to customer-specific needs. The length of the sales cycle, from initial contact with a customer to the execution of a purchase order, may take several months or years. During the sales cycle, the Company may expend significant time and money on sales and marketing activities or make other expenditures, all of which lower its operating margins, particularly if no sale occurs or if the sale is delayed as a result of extended qualification processes or delays. It is difficult to predict when, or even if, it will make a sale to a potential customer or if the Company can increase sales to existing customers. As a result, the Company may not recognize revenue from sales efforts for extended periods of time, or at all. The loss or delay of one or more large transactions in a quarter could impact its results of operations for that quarter and any future quarters for which revenue from that transaction is lost or delayed.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The air taxi market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company forecasts project aggressive growth post-raise. If its assumptions are wrong, and its projections regarding market penetration are too aggressive, its financial projections may overstate its viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. The Company's business model is capital intensive. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, the Company will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise

transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company is pre-revenue and may not be successful in its efforts to grow and monetize its product. It has limited operating capital and for the foreseeable future will be dependent upon its ability to finance operations from the sale of equity or other financing alternatives. There can be no assurance that the Company will be able to successfully raise operating capital. The failure to successfully raise operating capital, and the failure to effectively monetize its products, could result in bankruptcy or other event which would have a material adverse effect on the Company and the value of its shares. The Company has limited assets and financial resources, so such adverse event could put investors' dollars at significant risk.

The Company's cash position is relatively weak. The Company currently has only $38K in cash balances as of 10/31/18. This equates to 1 month of runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company has outstanding liabilities. The Company owes Nextronix $68,448.54 in remaining payments. The Company has stated that it intends to repay Nextronix upon closing of Reg D.

The Company relies heavily on their technology and intellectual property, but they may be unable to adequately or cost-effectively protect or enforce their intellectual property rights, thereby weakening their competitive position and increasing operating costs. To protect their rights in our services and technology, they rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. They also rely on laws pertaining to trademarks and domain names to protect the value of their corporate brands and reputation. Despite their efforts to protect their proprietary rights, unauthorized parties may copy aspects of their services or technology, obtain and use information, marks, or technology that they regard as proprietary, or otherwise violate or infringe their intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If they do not effectively protect their intellectual property, or if others independently develop substantially equivalent intellectual property, their competitive position could be weakened. Effectively policing the unauthorized use of their services and technology is time-consuming and costly, and the steps taken by them may not prevent misappropriation of their technology or other proprietary assets. The efforts they have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of their services, use similar marks or domain names, or obtain and use information, marks, or technology that they regard as proprietary. They may have to litigate to enforce their intellectual property rights, to protect their trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events. These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

The Company's success is dependent on consumer adoption of air taxis, a relatively unproven market. The Company may incur substantial operating costs, particularly in sales and marketing and research and development, in attempting to develop these markets. If the market for the Company's products develops more slowly than it expects, its growth may slow or stall, and its operating results would be harmed. The market for air taxis is still evolving, and the Company depends on continued growth of this market. It is uncertain whether the trend of adoption of air taxis that the Company has experienced in the past will continue in the future.

Governmental regulation and associated legal uncertainties may adversely affect the Company's business. Many of the services that the Company offers are regulated by federal and state governments, and its ability to provide

these services is and will continue to be affected by government regulations. The implementation of unfavorable regulations or unfavorable interpretations of existing regulations by courts or regulatory bodies could require the Company to incur significant compliance costs, cause the development of the affected markets to become impractical and otherwise have a material adverse effect on the business, results of operations and financial condition. In addition, its business strategy involves expansion into regions around the world, many of which have different legislation, regulatory environments, tax laws and levels of political stability. Compliance with foreign legal, regulatory or tax requirements will place demands on the Company's time and resources, and it may nonetheless experience unforeseen and potentially adverse legal, regulatory or tax consequences.

The reviewing CPA has included a "going concern" note in the reviewed financials. In particular, the notes to the Financial Statements provide "The Company has incurred losses from inception of approximately $464,331 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern."

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company has conducted the following transactions with related persons:
- During the year ended December 31, 2017, the Company assumed certain assets and liabilities from a related party, Detroit Aircraft Corporation (DAC), which resulted in the recognition of acquired technology in the amount of $283,495. The Company has determined that the acquired technology has an indefinite life that will be assessed for impairment and useful life going forward once the Company begins sale of their product. DAC and the Company are owned by the same party.
- Nextronix and the Company are owned by the same party. A loan from Nextronix has been included on the financial statements as a related party loan in the amount of $68,449 as of December 31, 2017. This loan has no stated interest rate per annum and no accrued interest outstanding as of December 31, 2017.
- A loan from the CEO has been included on the financial statements as a related party loan in the amount of $125,000 as of December 31, 2017. This loan has no stated interest rate per annum and no accrued interest outstanding as of December 31, 2017.

Risks Related to the Securities

The Seed Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Seed Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Seed Preferred Stock. Because the Seed Preferred Stock have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Seed Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Seed Preferred Stock may also adversely affect the price that you might be able to obtain for the Seed Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

A majority of the Company is owned by a small number of owners. Prior to the Offering the Company's current owners of 20% or more beneficially own up to 75%% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent

changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of the shares of preferred stock may be subject to dilution. Non-Major Purchasers (as defined below) of preferred stock do not have preemptive rights. If the Company conducts subsequent offerings of preferred stock or Securities convertible into preferred stock, issues shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase shares in this Offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Company's outstanding shares. Furthermore, Purchasers may experience a dilution in the value of their shares depending on the terms and pricing of any future share issuances (including the shares being sold in this Offering) and the value of the Company's assets at the time of issuance.

You will be bound by an investor proxy agreement, which limits your voting rights. All Non-Major Purchasers of Seed Preferred Stock will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers holding a majority of the principal amount outstanding of the Seed Preferred Stock held by Non-Major Purchasers vote to terminate the agreement.

The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of directors deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its shares of preferred stock.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

BUSINESS
Description of the Business

Traffic is no longer an inconvenience, but a matter of human welfare. Urban centers around the world are experiencing gridlock traffic where people, products, and emergency response are having difficulty moving around. ASX is developing an electric, vertical take-off and landing (VTOL) aircraft with the goal to move cargo and passengers above traffic, 5 times faster than driving.

Working closely with our potential customer, ASX has designed a Tilt-Wing VTOL aircraft that will transport up to 5 people with 100 lbs. of luggage within and between urban centers. Thus far, we have raised and invested over $950K in our pre-seed round, and we have accomplished the following:

- Designed and tested five sub-scale functional aircraft prototypes.
- Developed high-resolution controls simulations.
- Designed a full-scale aircraft system architecture for Mobi-ONE using off the shelf EV Tech.
- MOU with VerdeGo Aero for propulsion, and identified key system suppliers.
- Positioned an experienced leadership team from the automotive and aerospace industry to execute.

The funds raised from this round will be used to optimize our flight control system and build a full-scale prototype by the fall of 2020. Upon demonstration of our full-scale prototype, we expect that ASX will be able to raise the next round of capital required to lead the market with a simple, safe, and robust aircraft.

Employing lean design and automotive mass production infrastructure, we believe we will overwhelm the competition and lead the market in range, speed and cost. Join us in shaping the future of mobility!

Business Plan
Our MOBi-ONE aircraft design was inspired by the XC-142 designed, built, and tested in the 1960s. Our design merges the versatility of a helicopter and the speed and efficiency of an airplane. The key innovation of MOBi-One, which we've designed to be safe and reliable, is the use of Distributed Electric Propulsion (DEP) System. DEP provides for scale-free propulsion where electric motors provide high power to weight, efficiency, reliability, and compactness at different scales. Essentially, in its final form, we expect MOBi-One will feature redundant, digitally controlled vehicle thrust, and robust control throughout forward flight to hover with 4x cruise efficiency (lift/drag ratio) compared to helicopters.

ASX has a Memorandum of Understanding with VerdeGo Aero, a leader in hybrid-electric propulsion, to integrate a turn-key propulsion system that enables our aircraft to fly continuously without recharging, unlike purely electric platforms. MOBi-ONE will also feature tested autonomous flight controller and fly-by-wire technologies to automate stability, control, and operation. We plan to begin operations with a pilot onboard, and expect fully autonomous flight by 2030. With safety and mission assurance as our number one priority, MOBi-ONE will feature triple redundant system architecture and V/STOL capability so MOBI can land both vertically or conventionally in the event of an emergency.

Our plan is to offer air mobility-as-a-service (MaaS) to the public. In phase one, we will focus on connecting 15,000 underutilized community/regional airports with surrounding urban centers and suburbs. We plan to generate revenue by charging riders a fee via partnerships with ride hailing services. We plan to offer fractional ownership to individuals and fleet operators in an effort to establish a national network of aircraft. The fractional share price would cover a substantial portion of the bill-of-material cost of building the aircraft and reduce our capital expense. Fractional owners will receive a percentage of the net profit over the lifetime of the aircraft(s) as well as a reduced rate for personal use.

We expect to see a major build-out of additional SkyPorts to support take-off and landing operations (parking structures, building rooftops, empty mall parking lots). Our target customers include logistics companies for freight operations, fleet transportation companies, and individual riders. We expect to partner with major airlines once we achieve mass production beyond 2,500 aircraft. We welcome the opportunity to support U.S. and Allied military customers.

Several companies are developing e-VTOL solutions, with Joby, Bell, and Airbus among the most frequently cited in the press. Our key competitive advantages revolve around our mass production strategy and V/STOL configuration, which we believe will outperform our competition in speed, range, and cost. Our competitors are developing components from scratch, which are more costly to certify as they typically don't have operational history. By using off the shelf, tested components, we believe that the path to FAA certification will be shorter for ASX.

The Company's Products and/or Services

Product / Service	Description	Current Market
Mobility as a Service	Hybrid and electric vertical takeoff and landing (VTOL) aircraft	Middle income commuters and business travelers commuting between large metropolitan areas

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry

segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base

Our vision is to mass produce small aircraft transportation systems that are affordable to the Middle Class. We expect our typical customers include middle income commuters and business travelers commuting between large metropolitan areas (e.g., downtown San Francisco to Palo Alto) and large commercial airports to the surrounding suburbs. Given the additional range afforded by our hybrid propulsion system, MOBI will be able to support regional destinations within 300 miles (e.g., connecting Houston, Austin and Dallas).

Intellectual Property

The Company is dependent on the following intellectual property:

Patents and Provisional Patent Applications

The Company has filed provisional patent applications for Electrically Powered VTOL Tail-Sitter Aircraft for Providing Transportation (62/668,657), Design Patent for MOBI-One Aircraft design configuration (29/646,991), and Conversion Application for Tilt-Rotor Unmanned Vehicle (15/816,319). The filing of a provisional patent application in no way guarantees that the patent will be issued.

Patent No.	Description	File Date	Granted Date	Country
PCT/US18/29655	Conversion Application for Electrically Powered VTOL Tail-Sitter Aircraft for Providing Transportation	4/26/2018	1/11/2018	International
62/668,657 (application)	Provisional Application for Electrically Powered VTOL Tail-Sitter Aircraft for Providing Transportation	5/8/2018	N/A	United States
29/646,991 (application)	Design Patent for MOBI-One Aircraft design configuration	5/8/2018	N/A	United States
15/816,319; Pub#: US2018/0134381 (application)	Conversion Application for Tilt-Rotor Unmanned Vehicle	11/17/2017	N/A	United States

Litigation

None

USE OF PROCEEDS

We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses

The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 10.3% of the proceeds, or $36,250, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.4% of the proceeds, or $90,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Aircraft Development	45%	45%	45%
Salaries	25%	25%	25%
G&A	20%	20%	20%
Marketing	10%	10%	10%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions. We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Jon Rimanelli	CEO and Co-Founder	**Airspace Experience Technologies**, CEO, May 2017 - Present: Establish vision, mission, strategy for the company with a heavy emphasis on product innovation, design, development, engineering, prototyping, manufacturing, assembly, flight testing. Weekly management team review of tasks, budgets, fund raising, marketing, business development, strategic partnerships, supplier engagement and qualification. **Detroit Aircraft Corp.**, CEO, January 2011 - Present: Establish vision, mission, strategy for the company with a heavy emphasis on product innovation design, development, engineering, manufacturing, assembly, flight testing. Weekly management team review of tasks, budgets, fund raising, marketing, business development, strategic partnerships, supplier engagement and qualification.
Anita Sengupta	Chief Product Officer/VP Business Development	**Airspace Experience Technologies**, CPO/VP, November 2018 - Present: lead executive across several key functions including product planning and development, capital raising, strategic planning, business model development, go-to-market strategy, marketing, supplier / customer partnerships and negotiations, and intellectual property. **Senior Vice President and Advisor of Virgin Hyperloop One** responsible for strategy, organizational leadership, and implementation for following functional areas: Systems Engineering processes, Product Life Cycle Management, Safety and

		Mission Assurance, Regulatory Compliance, and Systems Analysis. **Associate Professor - USC Viterbi School of Engineering** Research Associate Professor of Astronautics and Space Technology specializing in entry system design, systems engineering, electric propulsion, and cutting edge transportation technology research.
Joaquin Nuno-Whelan	Operations Advisor	**Airspace Experience Technologies**, Advisor, December 2018 - Present: Lead all business and technical decisions for ASX MOBi-ONE program. Guide all marketing, manufacturing, engineering, design, and performance integration activity from early market research to full scale production and Certification. **General Motors - Chief Engineer NextGen Full Size SUV** Led all business and technical decisions for GM's franchise vehicle program. Guided all marketing, manufacturing, engineering, design, and performance integration activity from early market research to full scale assembly.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 5 employees in Michigan.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	14,076,067	No	N/A	95.12%	Common stock percentage includes an unallocated option

						pool, currently comprising 8.5% of authorized shares
Convertible Note	$965,000	No	N/A	4.88%*		

*The percentage ownership assumes the conversion of the Convertible Notes

The Company has the following debt outstanding:

Type of debt	Name of creditor	Amount outstanding	Interest rate and payment schedule	Amortization schedule	Describe any collateral or security	Maturity date	Other material terms
Loan	Nextronix	$68,400	0%	N/A	N/A	N/A	Repay $5K/mo upon completion of Seed Round
Credit Card	American Express	$4,072.29	0%	N/A	N/A	N/A	
Credit Card	Comerica	$9,852.79	24.00%	N/A	N/A	N/A	
Loan	Paypal	$12,305	15%	N/A	N/A	N/A	
Loan	CIT Bank, N.A.	$18,593.64	.0340541	715.14	Personal Guarantee	N/A	
Deferred Comp	ASX Employees	$109,000	NA	N/A	N/A	N/A	

Ownership

A majority of the Company is owned by one person. That person is Jon Rimanelli. Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Jon Rimanelli	Common Stock	75%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

Airspace Experience Technologies, LLC DBA ASX ("the Company") is a Michigan limited liability company that was founded in March of 2017 and is headquartered in Detroit, Michigan. The Company designs aircraft to move commuters and cargo between urban centers and airports.

As of December 31, 2018, the Company has not commenced full scale operations. The Company's activities since inception have consisted of product and business development, and efforts to raise capital. Once the Company commences its planned full-scale operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business.

The Company recognized no operating revenue during the periods ended December 31, 2017 or December 31, 2018. The Company has incurred losses of approximately $464,331 for the financial year ending December 2017, and $927,906 for the financial year ending December 2018, which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is

dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow.

Prior to the founding of ASX and since 2011, Founder and CEO Jon Rimanelli has invested approximately $1.5 million of personal or family money into related research and development of smaller scale UAS. This R&D laid the foundation for ASX' MOBi-ONE passenger VTOL development program. The last $100,000 of investments from the Rimanelli Family Trust were included in the Convertible Note round, and directly supported the development program. In total, ASX raised $965,000 in the Convertible Note pre-seed round. The proceeds from the pre-seed round enabled achievement of a key milestone, which was to develop and flight test multiple 1/5th and 1/3rd sub-scale prototypes. In December 2018, the team successfully completed a sub-scale flight demonstration including takeoff, hover, tilt-wing transition, horizontal flight and landing. Achievement of this milestone represents the triggering event for the upcoming Series A round, anticipated in 2Q or 3Q 2019. Management has already socialized the Series A round with interested strategic investors and VCs.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $300 in cash on hand as of February 28, 2019 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Our current burn rate fluctuates between $20,000 and $40,000 with the majority of our Operating Expenses being payroll. The fluctuation is due to staying lean and utilizing part-time employees only when their expertise was required at certain points in the aircraft developmental process. For example, depending on the phase of development, we may have utilized our part-time aerospace engineer only 2 hours one month, then 40 hours the next month. The remainder of Operating Expenses includes rent, utilities, leases on equipment, insurance, legal fees and travel expenses. Spikes in legal fees are often attributed to deadlines relating to patent filing requirements. Spikes in travel are attributed to speaking engagements or exhibits. As we close the crowdfunding seed round and Series A round, we anticipate growing the team to at least 20 personnel by mid-2019, which will increase overall payroll.

Capital Expenditures and Other Obligations
Management anticipates that the development and testing of the full-scale aircraft will require between $8 and $10 million. The amount raised in the crowdfunding seed round will determine the precise timing and size of the Series A and subsequent rounds. The achievement of a full-scale flight demonstration will be the triggering event for subsequent rounds, whose proceeds will support continued aircraft refinement, FAA certification, manufacturing and the roll out of the aircraft into service operation.

Our goal is to mass produce our VTOL and operate an air MaaS platform. We anticipate forming a JV with a Detroit-based contract manufacturer to minimize capex when we go into mass production. Once the aircraft are in service, additional Operating Expenses will include pilot salaries, additional insurance costs, energy costs and maintenance/repair/overhaul costs (primarily for motors and batters. Over the long-term, we recognize our duty to evaluate any and all potential or proposed exits in order to maximize value to our shareholders. We envision that upon completion of aircraft certification and perhaps just prior to (or coincident with) the launch of passenger service, market conditions may be conducive to a liquidity event. However, in that scenario, management envisions continuing to operate the platform.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is $25,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Pre-Seed	8/31/18	Regulation D, 506(b)	Convertible Note	$965,000	R&D, Prototyping, Testing, HR, Marketing, G&A, Travel, M&E, simulations, CAD Design, System Architecture Design

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Seed Preferred Stock Investment Agreement and the investor proxy agreement (if a Non-Major Purchaser).

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $350,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities Sold Pursuant to Regulation D

The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Company is offering the Seed Preferred Stock to accredited investors on substantially the same terms as investors in the Regulation Crowdfunding Offering.

However, investors who invest $100,000 or greater in the Regulation D offering will be considered "Major Purchasers," and will be entitled to some additional rights relating to their investment, including:
- greater information and inspection rights
- if there is a next financing, they will receive the more favorable rights, if any, of Major Purchasers in the next financing
- a right of first refusal for the transfer of common stock by a key holder, if the Company does not exercise that right.

Classes of securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to those for the Seed Preferred Stock

Rights and Preferences
None

Previously Issued Preferred Stock
None

Seed Preferred Stock

Dividend Rights
Holders of Seed Preferred Stock are entitled to receive dividends pari passu with holders of common stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

So long as at least 25% of the original number of Seed Preferred Stock is outstanding, holders of Seed Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of common stock. Specific matters submitted to a vote of the stockholders require the approval of a majority of the holders of Seed Preferred Stock voting as a separate class. These matters include any vote to:

- alter the rights, powers or privileges of the Seed Preferred Stock set forth in the restated certificate or bylaws, as then in effect, in a way that adversely affects the Seed Preferred Stock;
- increase or decrease the authorized number of shares of any class or series of capital stock;
- authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of preferred stock;
- redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);
- declare or pay any dividend or otherwise make a distribution to holders of preferred stock or common stock;
- increase or decrease the number of directors;
- liquidate, dissolve, or wind-up the business and affairs of the Company, effect any deemed liquidation event, or consent, agree or commit to do any of the foregoing without conditioning such consent, agreement or commitment upon obtaining approval of the holders of Seed Preferred Stock.

The Seed Preferred holders, together with holders of common stock, may designate one person to serve on the Company's board of directors who is not (i) an employee or a holder of common stock of the Company, (ii) a family member or personal friend of an employee or a holder of common stock of the Company, or (iii) an employee of a person controlled by an employee or a holder of common stock of the Company, as described in the certificate of incorporation.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of our Seed Preferred Stock will be entitled to receive the greater of 1 times the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Seed Preferred Stock receive these distributions before any holders of common stock.

Conversion Rights

The Seed Preferred Stock are convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder.

Rights under the Seed Preferred Stock Investment Agreement

Under the Seed Preferred Stock Investment Agreement (the "Investment Agreement"), investors who have invested $100,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the Investment Agreement, as summarized below. If the next financing the Company undertakes provides for more favorable provisions (e.g., registration rights, rights of co-sale, etc.), holders of Seed Preferred Stock will be entitled to substantially similar provisions. Further holders who are Major Purchasers under the Investment Agreement relating to this offering, will be considered Major Purchasers with respect to provisions in the next financing (to the extent the Major Purchaser concept is used in such financing). If there is right a first refusal for the transfer of common stock by a key holder, and the Company does not exercise that right, Major Purchasers will be entitled to exercise that right for a pro-rata share of the key holder's common stock.

Holders of Seed Preferred Stock are subject to a drag-along provision as set forth in the Investment Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the Company agrees that, in the event the Company's board of directors, and a majority of both (i) the holders of the Company's common stock then outstanding, and (ii) the holders of a majority common stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the Company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

All Non-Major Purchasers of Seed Preferred Stock will be bound by an investor proxy agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Purchasers will be bound by this agreement, unless Non-Major Purchasers

holding a majority of the principal amount outstanding of the Seed Preferred Stock held by Non-Major Purchasers vote to terminate the agreement.

What it means to be a minority holder
As an investor in Seed Preferred Stock of the Company, your rights will be more limited than the rights of the holders of common stock who control the Company in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if your securities convert to common stock of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution
Even once the Seed Preferred Stock convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms
The Company does not have the right to repurchase the Seed Preferred Stock.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
- During the year ended December 31, 2017, the Company assumed certain assets and liabilities from a related party, Detroit Aircraft Corporation (DAC), which resulted in the recognition of acquired technology in the amount of $283,495. The Company has determined that the acquired technology has an indefinite life that will be assessed for impairment and useful life going forward once the Company begins sale of their product. DAC and the Company are owned by the same party.
- Nextronix and the Company are owned by the same party. A loan from Nextronix has been included on the financial statements as a related party loan in the amount of $68,449 as of December 31, 2017. This loan has no stated interest rate per annum and no accrued interest outstanding as of December 31, 2017.
- A loan from the CEO has been included on the financial statements as a related party loan in the amount of $125,000 as of December 31, 2017. This loan has no stated interest rate per annum and no accrued interest outstanding as of December 31, 2017.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders:
- DAC and the Company are owned by the same party.
- Nextronix and the Company are owned by the same party.
- See also related transactions, above.

OTHER INFORMATION

Bad Actor Disclosure
None

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Seed Preferred Stock. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;

- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's

initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
    (1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
    (2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
    (3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
    (4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
    (5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
    1. To the Company that sold the Securities
    2. To an accredited investor
    3. As part of an Offering registered with the SEC (think IPO)
    4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Jon Rimanelli
_____
(Signature)

Jon Rimanelli
_____
(Name)

Principal executive officer, principal financial officer, principal accounting officer and director
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Jon Rimanelli
_____
(Signature)

Jon Rimanelli
_____
(Name)

Director
_____
(Title)

4/25/19
_____
(Date)

/s/Anita Sengupta
_____
(Signature)

Anita Sengupta
_____
(Name)

Director
_____
(Title)

4/25/19
_____
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.
2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B

Financials



AIRSPACE EXPERIENCE TECHNOLOGIES, LLC DBA ASX

A Domestic For Profit Corporation

Financial Statements (Unaudited) and
Independent Accountants' Review Report

For the period from January 1, 2018 to December 31, 2018

Table of Contents

SK UNIVERSAL TAX &
CONSULTING CPA, PLC

41000 W 7 Mile Rd   Phone: (248) 773-7602
Suite 210   Fax: (248) 773-7603
Northville, MI 48167 E-mail: info@skuniversaltaxcpa.com

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

April 23, 2019

To,
 Management of Airspace Experience Technologies
dba ASX c/o Jon Rimanelli 11499 Conner St.
Detroit, MI 48213

We have reviewed the accompanying financial statements of Airspace Experience Technologies dba ASX LLC ("the "Company"), which comprise the balance sheet as of December 31, 2018, and the related statements of operations and changes in members' equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.
As disclosed in Note 8 of the financial statements, the Company has not generated sufficient revenues to date, relies on outside sources to fund operations, and has incurred significant losses. Accordingly, substantial doubt is raised about the Company's ability to continue as a going concern.

Sincerely,

Harveen Kaur, CPA

Harveen Kaur, CPA

See independent accountants' review report
The accompanying notes are an integral part of these financial statements

AIRSPACE EXPERIENCE TECHNOLOGIES, LLC DBA ASX
BALANCE SHEET
AS OF DECEMBER 31, 2018
(unaudited)

Cash & Cash Equivalents	$	8,140
Total Current Assets		8,140
Acquired Teschnology - ASX		283,495
Software assets, net		1,939
Total Assets	$	293,574

LIABILITIES AND MEMBERS' EQUITY

Accounts Payable		4,434
Accrued Expenses		189,786
Total Current Liabilities		194,220
Convertible Notes payable - non current		1,020,000
Related Party Loans		181,348
Total noncurrent liabilities	$	1,201,349
Total Liabilities	$	1,395,569
Commitments & Contingencies	$	-
Member's Equity:		
Capital Contributions	$	90,631
Accumulated Deficit	$	(1,192,627)
Total Liabilities and Member's Equity	$	293,574

See independent accountants' review report
The accompanying notes are an integral part of these financial statements
AIRSPACE EXPERIENCE TECHNOLOGIES, LLC DBA ASX
STATEMENT OF OPERATIONS AND CHANGES IN MEMBERS' EQUITY
For the period of January 1, 2018 to December 31, 2018 (unaudited)

Operating income:	$	-
Operating expenses:		
Advertising		9,002
Amortization		3,879
General and administrative		135,188
Professional fees		54,443
Rent		26,390
Research and development		405,138
Wages and payroll related expenses		117,356
Total operating expenses	$	751,396
Net loss before other income and expenses	$	751,396
Other income and (expenses)		
Other income	$	(10,620)
Rental income		(12,482)
Total other income and (expenses)		(23,102)
Net Income (Loss)	$	728,294
Beginning Members equity	$	(327,199)
Owner Investment Assumed		(46,501)
Net Loss		(728,294)
Ending Members Equity	$	(1,101,994)

AIRSPACE EXPERIENCE TECHNOLOGIES, LLC DBA ASX
STATEMENT OF CASH FLOWS

Cash flows from operating activities:		
Net loss	$	(728,294)
Adjustments to reconcile net loss to net cash used by operating activities:		
Changes in assets and liabilities		
Receivables		3,355
Accounts payable		14,103
Accrued expenses		117,439
	$	(593,397)
Net cash used by operating activities Cash flows from investing activities:	$	253,894
Net cash used by operating activities Cash flows from financing activities:		
Proceeds from the issuance of convertible notes		456,981
Member equity contributions		(278,374)
Net cash provided by financing activities	$	178,607
Net increase (decrease) in cash		(160,896)
Cash at beginning of period		169,036
Cash at end of period	$	8,140

4

For the period of January 1, 2018 to December 31, 2018

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES.

Nature of Business

Airspace Experience Technologies, LLC DBA ASX ("the Company") was founded as a Michigan limited liability company in March of 2017 and is headquartered in Detroit, Michigan. The company was structured as a C-Corporation on June 20, 2018 and is now classified as a For Profit Domestic Corporation incorporated in the State of Delaware. The Company designs aircraft to move commuters and cargo between urban centers and airports.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising costs

The Company's advertising costs are expensed as incurred. During the period ended December 31, 2018, the Company recognized $ 9,002 in advertising costs.

Risks and Uncertainties

As of December 31, 2018, the Company has not commenced full scale operations. The Company's activities since inception have consisted of product and business development, and efforts to raise capital. Once the Company commences its planned full-scale operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business.

Revenue Recognitions

The Company recognizes revenue only when all of the following criteria have been met:

For the period of January 1, 2018 to December 31, 2018

- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

The Company recognized no operating revenue during the period ended December 31, 2018.

Receivables & Other Income

The Company may, from time to time, extend credit to its customers and trade receivables are stated at the amount the Company expects to collect. The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. The amount recorded as other receivables relate to an amount owed to the Company for a speaking engagement and reimbursement of expenses related to the speaking engagement as of December 31, 2018 with the revenue recorded in other income on the statement of operations and changes in members' equity. As the amount was received in January 2018, the Company has determined that an allowance against its other receivables balance was not necessary as of December 31, 2018. Also included in other income is money the Company received from universities as Small Company Internship Awards to help hire college students to work as interns for the Company.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

For the period of January 1, 2018 to December 31, 2018

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Income Taxes

The Company was a limited liability company treated as a partnership for federal and state income tax purposes. The Company, on June 20, 2018 became a C-Corporation that has a liability to file its' own corporate tax return. The tax returns for 2018 are under extension. The tax returns will be appropriately filed under the US federal jurisdiction and the Michigan state jurisdictions, as applicable.

Stock-Based Compensation

The Company accounts for equity instruments issued to employees in accordance with ASC 718, Compensation - Stock Compensation. ASC 718 requires all share-based compensation payments to be recognized in the financial statements based on the fair value on the issuance date.

Equity instruments granted to non-employees are accounted for in accordance with ASC 505, Equity. The final measurement date for the fair value of equity instruments with performance criteria is the date that each performance commitment for such equity instrument is satisfied or there is a significant disincentive for nonperformance.

No stock-based compensation was issued as of December 31, 2018.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2018, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, insured up to $250,000 by FDIC. As of December 31, 2018, the Company had $ 8,140 in cash.

NOTE 2 – SOFTWARE ASSETS

Software assets consist of the following at December 31, 2018:

For the period of January 1, 2018 to December 31, 2018

Software	$	5,819
Accumulated amortization		(3,880)
	$	1,939

Amortization expense was $ 1,940 for the year ended December 31, 2018.

NOTE 3 – ACQUIRED TECHNOLOGY – ASX

During the year ended December 31, 2017, the Company assumed certain assets and liabilities from a related party, Detroit Aircraft Corporation (DAC), which resulted in the recognition of acquired technology in the amount of $283,495.

The Company has determined that the acquired technology has an indefinite life that will be assessed for impairment and useful life going forward once the Company begins sale of their product.

NOTE 4 – ACCRUED EXPENSES

The Company had accrued expenses of $189,7876 related to accrued wages and payroll taxes, accrued interest and credit card expenses.

NOTE 5 – CONVERTIBLE NOTES PAYABLE

The Company received cash proceeds of $$550,000 for convertible loans issued during the year ended December 31, 2017. During the current year, 2018, additional convertible notes of $470,000 were issued for a total of $1,020,000 at December 31, 2018. The notes bore interest at 10% per annum and will mature two years from the date of issuance. Upon maturity, all principal and accrued interest will be due and payable in cash.

Unless converted at the Next Equity Conversion or under a Change of Control, all unpaid principal and any accrued but unpaid interest under the note is due and payable by the Company at any time two years after their issuance.

As of December 31, 2018, there has been neither a Next Equity Conversion or a Change of Control triggering the conversion of outstanding convertible debt, and as such there have been no conversions of outstanding principal or accrued interest into equity of the Company and no recognition of a beneficial conversion feature including recognition of a discount upon issuance.

For the period of January 1, 2018 to December 31, 2018

NOTE 6 – RELATED PARTIES

Nextronix and the Company are owned by the same party. A loan from Nextronix has been included on the financial statements as a related party loan in the amount of $56,348 as of December 31, 2018. This loan has no stated interest rate per annum and no accrued interest outstanding as of December 31, 2018.

A loan from the CEO has been included on the financial statements as a related party loan in the amount of $125,000 as of December 31, 2018. This loan has no stated interest rate per annum and no accrued interest outstanding as of December 31, 2018.

NOTE 7 – MEMBERS' EQUITY

During the year, the Company assumed $46,501 of owner investment changes.

NOTE 8 –BASIS OF REPORTING – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $1,192,627 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 30, 2019, the date these financial statements were available to be issued.

There are no significant subsequent event from December 31, 2018 to March 31, 2019 that merit disclosure.



AIRSPACE EXPERIENCE TECHNOLOGIES, LLC DBA ASX
A Michigan Limited Liability Corporation

Financial Statements (Unaudited) and
Independent Accountants' Review Report

For the period from March 28, 2017 (inception) to December 31, 2017

Table of Contents



FRUCI & ASSOCIATES II
A Professional Limited Liability Company

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management of Airspace Experience Technologies dba ASX
c/o Jon Rimanelli
11499 Conner St.
Detroit, MI 48213

We have reviewed the accompanying financial statements of Airspace Experience Technologies dba ASX LLC ("the "Company"), which comprise the balance sheet as of December 31, 2017, and the related statements of operations and changes in members' equity, and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

As disclosed in Note 8 of the financial statements, the Company has not generated sufficient revenues to date, relies on outside sources to fund operations, and has incurred significant losses. Accordingly, substantial doubt is raised about the Company's ability to continue as a going concern.

Fruci & Associates II, PLLC

Spokane, WA
March 15, 2019

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

AIRSPACE EXPERIENCE TECHNOLOGIES, LLC DBA ASX
BALANCE SHEET
AS OF DECEMBER 31, 2017
(unaudited)

ASSETS

Cash and cash equivalents	$	149,283
Receivables - other		3,355
Total current assets		152,638
Acquired technology - ASX		283,495
Software assets, net		3,880
Total assets	$	440,013

LIABILITIES AND MEMBERS' EQUITY

Accounts payable	$	18,240
Accrued expenses		50,523
Total current liabilities		68,763
Convertible notes payable - noncurrent		550,000
Related party loans		193,449
Total noncurrent liabilities		743,449
Total liabilitites		812,212
Commitments & Contingencies		-
Members' equity:		
Capital contributions		92,132
Accumulated deficit		(464,331)
Total Stockholders' Equity		(372,199)
Total Liabilities and Members' Equity	$	440,013

See independent accountants' review report
The accompanying notes are an integral part of these financial statements

AIRSPACE EXPERIENCE TECHNOLOGIES, LLC DBA ASX
STATEMENT OF OPERATIONS AND CHANGES IN MEMBERS' EQUITY
For the period of March 28, 2017 (inception) to December 31, 2017
(unaudited)

Operating income:	$	-
Operating expenses:		
Advertising		4,894
Amortization		1,940
General and administrative		61,205
Professional fees		44,446
Rent		19,400
Research and development		247,121
Wages and payroll related expenses		91,926
Total operating expenses		470,932
Net loss before other income and expenses		(470,932)
Other income and (expenses)		
Other income		9,732
Rental income		11,205
Interest expense		(14,336)
Total other income and (expenses)		6,601
Net Income (Loss)	$	(464,331)
Changes in members' equity		
Beginning members' equity	$	-
Capital contributions assumed		90,046
Member equity contributions		2,086
Net loss		(464,331)
Ending members' equity	$	(372,199)

See independent accountants' review report
The accompanying notes are an integral part of these financial statements

AIRSPACE EXPERIENCE TECHNOLOGIES, LLC DBA ASX
STATEMENT OF CASH FLOWS
For the Period of March 28, 2017 (inception) to December 31, 2017

Cash flows from operating activities:		
Net loss	$	(464,331)
Adjustments to reconcile net loss to net cash used		
by operating activities:		
Amortization		1,940
Changes in assets and liabilities		
Receivables		(3,355)
Accounts payable		18,240
Accrued expenses		50,523
Net cash used by operating activities		(396,983)
Cash flows from investing activities:		
Purchase of software		(5,820)
Net cash used by operating activities		(5,820)
Cash flows from financing activities:		
Proceeds from the issuance of convertible notes		550,000
Member equity contributions		2,086
Net cash provided by financing activities		552,086
Net increase (decrease) in cash		149,283
Cash at beginning of period		-
Cash at end of period	$	149,283
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$	1,858
Supplemental disclosure of non-cash financing activities:		
Assumption of liabilities - related party loans	$	193,449
Capital contributions - assumed	$	90,046

See independent accountants' review report
The accompanying notes are an integral part of these financial statements

AIRSPACE EXPERIENCE TECHNOLOGIES, LLC DBA ASX
NOTES TO THE FINANCIAL STATEMENTS
(unaudited)

For the period of March 28, 2017 (inception) to December 31, 2017

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES.

Nature of Business

Airspace Experience Technologies, LLC DBA ASX ("the Company") is a Michigan limited liability company that was founded in March of 2017 and is headquartered in Detroit, Michigan. The Company designs aircraft to move commuters and cargo between urban centers and airports.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising costs

The Company's advertising costs are expensed as incurred. During the period ended December 31, 2017, the Company recognized $4,894 in advertising costs.

Risks and Uncertainties

As of December 31, 2017, the Company has not commenced full scale operations. The Company's activities since inception have consisted of product and business development, and efforts to raise capital. Once the Company commences its planned full-scale operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business.

Revenue Recognitions

The Company recognizes revenue only when all of the following criteria have been met:

- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

The Company recognized no operating revenue during the period ended December 31, 2017.

Receivables & Other Income

The Company may, from time to time, extend credit to its customers and trade receivables are stated at the amount the Company expects to collect. The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. The amount recorded as other receivables relate to an amount owed to the Company for a speaking engagement and reimbursement of expenses related to the speaking engagement as of December 31, 2017 with the revenue recorded in other income on the statement of operations and changes in members' equity. As the amount was received in January 2018, the Company has determined that an allowance against its other receivables balance was not necessary as of December 31, 2017. Also included in other income is money the Company received from universities as Small Company Internship Awards to help hire college students to work as interns for the Company.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Income Taxes

The Company is a limited liability company treated as a partnership for federal and state income tax purposes. The Company's taxable income or loss is allocated to its members in accordance with their respective percentage of ownership. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements. The Company files income tax returns in the U.S. federal

jurisdiction and the Michigan state jurisdictions, as applicable. The Company's tax returns since inception are open to examination.

Stock-Based Compensation

The Company accounts for equity instruments issued to employees in accordance with ASC 718, Compensation - Stock Compensation. ASC 718 requires all share-based compensation payments to be recognized in the financial statements based on the fair value on the issuance date.

Equity instruments granted to non-employees are accounted for in accordance with ASC 505, Equity. The final measurement date for the fair value of equity instruments with performance criteria is the date that each performance commitment for such equity instrument is satisfied or there is a significant disincentive for non-performance.

No stock-based compensation was issued as of December 31, 2017.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2017, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, insured up to $250,000 by FDIC. As of December 31, 2017, the Company had $149,283 in cash.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

NOTE 2 – SOFTWARE ASSETS

Software assets consist of the following at December 31, 2017:

Software	$	5,840
Accumulated amortization		(1,940)
	$	3,880

Amortization expense was $1,940 for the year ended December 31, 2017.

NOTE 3 – ACQUIRED TECHNOLOGY – ASX

During the year ended December 31, 2017, the Company assumed certain assets and liabilities from a related party, Detroit Aircraft Corporation (DAC), which resulted in the recognition of acquired technology in the amount of $283,495.

The Company has determined that the acquired technology has an indefinite life that will be assessed for impairment and useful life going forward once the Company begins sale of their product.

NOTE 4 – ACCRUED EXPENSES

The Company had accrued expenses of $50,523 related to accrued wages and payroll taxes, accrued interest and credit card expenses incurred in 2017 but paid in 2018.

NOTE 5 – CONVERTIBLE NOTES PAYABLE

The Company received cash proceeds of $550,000 for convertible notes issued during the year ended December 31, 2017. The notes bore interest at 10% per annum and will mature two years from the date of issuance. Upon maturity, all principal and accrued interest will be due and payable in cash.

Unless converted at the Next Equity Conversion or under a Change of Control, all unpaid principal and any accrued but unpaid interest under the note is due and payable by the Company at any time two years after their issuance.

As of December 31, 2017, there has been neither a Next Equity Conversion or a Change of Control triggering the conversion of outstanding convertible debt, and as such there have been no conversions of outstanding principal or accrued interest into equity of the Company and no recognition of a beneficial conversion feature including recognition of a discount upon issuance.

During the year ended December 31, 2017, the Company recognized interest expense related to outstanding convertible notes of $13,019. At December 31, 2017, accrued interest was $13,019 and recorded under the heading 'Accrued expenses' on the balance sheet.

NOTE 6 – RELATED PARTIES

As discussed in Note 3 above, assets and liabilities assumed were purchased under the umbrella of a related party, DAC. DAC and the Company are owned by the same party.

Nextronix and the Company are owned by the same party. A loan from Nextronix has been included on the financial statements as a related party loan in the amount of $68,449 as of December 31, 2017. This loan has no stated interest rate per annum and no accrued interest outstanding as of December 31, 2017.

A loan from the CEO has been included on the financial statements as a related party loan in the amount of $125,000 as of December 31, 2017. This loan has no stated interest rate per annum and no accrued interest outstanding as of December 31, 2017.

NOTE 7 – MEMBERS' EQUITY

During the year, the Company assumed $90,046 of capital contributions the CEO had made to DAC. The CEO also made current year contributions in the amount of $2,086.

NOTE 8 –BASIS OF REPORTING – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of approximately $464,331 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 15, 2019, the date these financial statements were available to be issued.

In January of 2018, the Company issued a convertible promissory note for cash consideration of $100,000. The promissory note carries an interest rate of 10% per annum.

On May 31, 2018, the Company issued convertible promissory notes for cash consideration of $120,000. The promissory note carries an interest rate of 10% per annum.

On June 20, 2018 the Company converted from an LLC to a C-Corp.

On July 6, 2018, 10,000,00 shares of Common Stock were authorized. Jon Rimanelli was appointed President, Treasurer, and Secretary. An Incentive Stock Option and Restricted Stock Plan was adopted. Common Stock was issued at $0.0001 per share.

On August 31, 2018, the Company issued convertible promissory notes for cash consideration of $195,000. The promissory note carries an interest rate of 10% per annum.

EXHIBIT C

PDF of SI Website



This figure represents future offerings and are mock-ups, rather than images of an actual product. They do not represent guarantees of a future product or performance.

Disclaimer

This presentation contains offering materials prepared solely by Airspace Experience Technologies without... rities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking stat... lating to, among other things, the company, its business plan and strategy, and its industry. These statem... current views with respect to future events based information currently available and are subject to risks... d cause the company's actual results to differ materially. Investors are cautioned not to place undue relia... ng statements as they are meant for illustrative purposes and they do not represent guarantees of future... erformance, or achievements, all of which cannot be made. Moreover, no person nor any other person or... lity for the accuracy and completeness of forward-looking statements, and is under no duty to update any... m them to actual results.

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Invest in Airspace Experience Technologies

Air mobility company developing an electric VTOL aircraft to deliver private air travel to the masses

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$1,000	$25,000,000	Preferred Equity
Minimum	Pre-Money valuation	Security Type

INVEST

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Airspace Experience Technologies is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Airspace Experience Technologies without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

> 6Degrees Ventures led its $965k pre-seed round

> Memorandum of understanding (MOU) with VerdeGo Aero to supply its turn-key propulsion system solution including motors, batteries, battery management systems, generators, and turbine power heads

> Selected by Uber as Small Emerging Technology Company to display prototype of its autonomous, electric VTOL aircraft (MOBi-ONE) at Uber Elevate Summit 2018; presented a sub-scale model of aircraft at the 2018 North American International Auto Show in Detroit

> Management team holds decades of experience in aircraft manufacturing, aerospace engineering, rocket science, and more across companies such as General Motors, Boeing, NASA, and Virgin Hyperloop

> Design and utility patents pending for MOBi eVTOL aircraft

Fundraise Highlights

> Total Round Size: US $1,070,000

> Raise Description: Bridge

> Minimum Investment: US $1,000 per investor

> Security Type: Preferred Equity

> Pre-Money Valuation: US $25,000,000

> Offering Type: Side by Side Offering

We are using mass production infrastructure and validated automotive electric vehicle technology to build practical a VTOL aircraft for everyone. ASX aims to connect cities, suburbs, and surrounding airports around the world 5x faster than driving.

Traffic is no longer an inconvenience, but a matter of human welfare. Urban centers around the world are experiencing gridlock traffic where people, products, and emergency response are having difficulty moving around. ASX is developing an electric, vertical take-off and landing (VTOL) aircraft with the goal to move cargo and passengers above traffic, 5 times faster than driving.

Working closely with our potential customer, ASX has designed a Tilt-Wing VTOL aircraft that will transport up to 5 people with 100 lbs. of luggage within and between urban centers. Thus far, we have raised and invested over $950K in our pre-seed round, and we have accomplished the following:

PROFILE MENU

1. Designed and tested five sub-scale functional aircraft prototypes.

2. Developed high-resolution controls simulations.

Highlights

3. Designed a full-scale aircraft system architecture for Mobi-ONE using off the shelf EV Tech.

Overview

4. MOU with VerdeGo Aero for propulsion, and identified key system suppliers.

5. Positioned an experienced leadership team from the automotive and aerospace industry to execute.

Product & Service

The Team

Q&A with Founder

Term Sheet

Investor Perks

Prior Rounds

Financial Discussion

Market Landscape

Data Room

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The funds raised from this round will be used to optimize our flight control system and build a full scale prototype by the fall of 2020. Upon demonstration of our full scale prototype, we expect that ASX will be able to raise the next round of capital required to lead the market with a simple, safe, and robust aircraft.

Employing lean design and automotive mass production infrastructure, we believe we will overwhelm the competition and lead the market in range, speed and cost. Join us in shaping the future of mobility!

Product & Service

Our MOBi-ONE aircraft design was inspired by the XC-142 designed, built, and tested in the 1960s. Our design merges the versatility of a helicopter and the speed and efficiency of an airplane. The key innovation of MOBi-One, which we've designed to be safe and reliable, is the use of Distributed Electric Propulsion (DEP) System. DEP provides for scale-free propulsion where electric motors provide high power to weight, efficiency, reliability, and compactness at different scales. Essentially, in its final form, we expect MOBi-One will feature redundant, digitally controlled vehicle thrust, and robust control throughout forward flight to hover with 4x cruise efficiency (lift/drag ratio) compared to helicopters.

ASX has a Memorandum of Understanding with VerdeGo Aero, a leader in hybrid-electric propulsion, to integrate a turn-key propulsion system that enables our aircraft to fly continuously without recharging, unlike purely electric platforms. MOBi-ONE will also **feature tested autonomous flight controller and fly-by-wire technologies** to automate stability, control, and operation. We plan to begin operations with a pilot onboard, and expect fully autonomous flight by 2030. With safety and mission assurance as our number one priority, MOBi-ONE will feature triple redundant system architecture and V/STOL capability so MOBI can land both vertically or conventionally in the event of an emergency.

Our plan is to offer air mobility-as-a-service (MaaS) to the public. In phase one, we will focus on connecting 15,000 underutilized community/regional airports with surrounding urban centers and suburbs. We plan to generate revenue by charging riders a fee via partnerships with ride hailing services. We plan to offer fractional ownership to individuals and fleet operators in an effort to establish a national network of aircraft. The fractional share price would cover a substantial portion of the bill-of-material cost of building the aircraft and reduce our capital expense. Fractional owners will receive a percentage of the net profit over the lifetime of the aircraft(s) as well as a reduced rate for personal use.

We expect to see a major build-out of additional SkyPorts to support take-off and landing operations (parking structures, building rooftops, empty mall parking lots). Our target customers include logistics companies for freight operations, fleet transportation companies, and individual riders. We expect to partner with major airlines once we achieve mass production beyond 2,500 aircraft. We welcome the opportunity to support U.S. and Allied military customers.

Several companies are developing e-VTOL solutions, with Joby, Bell, and Airbus among the most frequently cited in the press. Our key competitive advantages revolve around our mass production strategy and V/STOL configuration, which we believe will outperform our competition in speed, range, and cost. Our competitors are developing components from scratch, which are more costly to certify as they typically don't have operational history. By using off the shelf, tested components, we believe that the path to FAA certification will be shorter for ASX.

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SKIP TRAFFIC

02:13

Pilot Interface.

This figure represents future offerings and are mock-ups, rather than images of an actual product. They do not represent guarantees of a future product or performance.

Media Mentions

PROFILE MENU












Team Story

After 15 years of success, mass producing mission critical electronics for automotive, Jon started Detroit Aircraft in 2011 with a vision to leverage Detroit's industrial base and skilled labor to mass produce aircraft so all people could afford to fly privately. With over 15,000 community airports in the U.S., less than 1% or 150 airports are used by the mass traveling public. Classic 1% vs 99% dilemma.

We started small by building UAVs (drones) for emergency response and worked with one of the largest defense contractors in the U.S. to scale up. This relationship and our overall vision of autonomous air transport yielded customers and relationships which lead me to my co-founders, partners and team mates. We raised our first round of capital of $965,000 to do sub-scale and full scale development. Ultimately, we combed the globe for the best talent we could afford, and we are ready to scale up and unlock the airspace for everyone, everywhere.

Today, we have stood up an international team of dreamers, engineers, and technologists who are passionate about converging automotive mass production techniques and aerospace reliability with one goal, Private Air Mobility for Everyone - Democracy in air mobility. Join us!

Founders and Officers



Jon Rimanelli
CEO

Jon is an electronics entrepreneur and private pilot with over 1,000 hours of flight time. He is the founder of Detroit Aircraft and Nextronix Inc. As a contract electronics manufacturer, Jon spent 22 years prototyping and mass producing mission-critical components for automotive, aerospace and communications systems. In 2013, Detroit Aircraft teamed with the nation's leading defense contractors to manufacture and distribute VTOL UAS for civil and commercial customers worldwide. Jon has represented various public safety government agencies to the Federal Aviation Administration for UAS integration. Jon believes the promise of safe and affordable urban air mobility can be realized leveraging Detroit's automotive industrial base, skilled labor and intelligentsia.

Anita Sengupta

CHIEF PRODUCT OFFICER/ VP BUSINESS DEVELOPMENT

Leveraging her experience leading Mission Critical programs in both public and private sectors, Anita will lead our team across several key functions including organizational leadership, product planning and development, capital raising, strategic planning, business model development, go-to-market strategy, marketing, supplier / customer partnerships and negotiations, Mission Assurance, Regulatory Compliance and intellectual property.

Key Team Members

Tracy Biegler

Testing and FAA Certification Lead



Camilo Pardo

Chief Industrial Designer



Qhase Lokhandwala

Highlights

Overview

Product & Service

The Team

Q&A with Founder

Term Sheet

Investor Perks

Prior Rounds

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AIRSPACEX

Dir. R & D



Lorenz Affentranger

Controls, Simulations and Systems Engineer

Notable Advisors & Investors



Rj King

Advisor, Senior Advisor



Bob Campbell

Advisor, Investor/Advisor



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John Paul Yorro

Advisor, Investor

Todd Hodges

Advisor, Senior VTOL Advisor



Dr. Joaquim Martins

Advisor, MDO Advisor



Dyan Gibbens

Advisor, Super Star



Highlights

Overview

Product & Service

The Team

Q&A with Founder

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Bob Lutz

Advisor, Advisor



Bill Fredericks

Advisor, Chief Aircraft Design Adviser



Joaquin Nuno-Whelan

Advisor, Operations Advisor

Q&A with the Founder

Q: Have you participated in any accelerator programs? If so, please detail.

Airspace Experience Technologies:

PROFILE MENU

- We are a participating startup in Starburst Aerospace, an accelerator that provides ongoing mentorship and access to its ecosystem of aerospace experts and potential sources of capital.

- We also completed Patriot Boot Camp Presented by Techstars, a 3-day intensive program for veteran entrepreneurs.

Highlights
Overview
Product & Service
The Team
Q&A with Founder
Term Sheet
Investor Perks
Prior Rounds
Financial Discussion
Market Landscape
Data Room
Comments
FAQs
SeedInvest

Q: How many full-time employees (including founders) do you expect to have post-raise?

Airspace Experience Technologies: Immediately following this raise, we are likely to increase the number of full-time engineers by 2-3, either by transitioning certain part-time employees to full-time, or by hiring new engineers. Soon after the Series A round, we expect to grow the full-time team to approximately 30 people. When we go into mass production in 2022, we expect to employ at least 150 people.

Q: Please detail your product/platform and its key use cases.

Airspace Experience Technologies: ASX is a leading developer/manufacturer of hybrid and electric vertical takeoff and landing (VTOL) aircraft. Our mission is to provide an affordable, faster and cleaner alternative to ground vehicle and other modes of transportation. Leveraging innovative Distributed Electric Propulsion Systems mined from automotive applications, ASX will mass produce simple, safe and robust aircraft in support of Urban Air Mobility solutions for the mass traveling public. Our objective is to offer On-demand Air Mobility-as-a-Service for passengers, logistics and Medi-evac. We have interest for military applications, and we will only support non-lethal applications of our technology.

Q: Please detail the current stage of your product/platform development.

Airspace Experience Technologies: The current stage of the company is sub-scale prototype testing and control law development is in its final stages for use to scale up simulations in support of full-scale aircraft build. We are actively sourcing components for size, weight and power for our full-scale aircraft with a Hybrid Electric-Gas propulsion system. This new system will allow us to increase our range from 65 miles (pure electric) to 300 miles. The next round of funding will enable us to bridge our funding gap to raise our Series A to build and test a full-scale aircraft for demonstration.

Q: Who do you view as your typical customer?

Airspace Experience Technologies: Our Vision is analogous to that of Henry Ford and the Model T in mass producing small aircraft transportation systems that are affordable to Middle Class. Our typical customers include middle income commuters and business travelers commuting between large metropolitan areas (e.g., downtown San Francisco to Palo Alto) and large commercial airports to the surrounding suburbs. Given the additional range afforded by our hybrid propulsion system, MOBI will be able to support regional destinations within 300 miles (e.g., connecting Houston, Austin and Dallas).

Q: Please outline the regulatory landscape of your market, any regulations you must comply with, and how you comply with those regulations, if applicable.

Airspace Experience Technologies: There are two major regulatory factors that ASX must consider:

First, the Federal Aviation Administration governs aircraft safety and the airworthiness certification process. The certification process may take 3-5 years and essentially requires stress testing the aircraft and each of its components to determine when and how failures may occur. Small fixed-wing aircraft must be certified under Part 23, whereas rotary aircraft are certified under Part 27. Engines and propellers are certified under Parts 33 and 35, respectively. In the case of MOBi-ONE, we will be seeking type certification under Part 21.17(b), which will allow us to tailor the certification process and "borrow" from Parts 23, 27, 33 and 35 as applicable. The FAA has repeatedly stated in public announcements; e.g., at the 2018 Uber Elevate summit, that the Administration is embracing the VTOL and urban air taxi movement, and will work closely with companies like ASX to ensure these types of aircraft are certified.

The second regulatory issue will not preclude us from starting service, but it will restrict the total potential for Inter-Urban operations until a secure, efficient UAS Traffic Management (UTM) system that sequences and separates drones and VTOL at low altitudes (less than 1,000 feet) has yet to be established. ASX has proposed to the US Department of Transportation the use of dedicated short-range communications (DSRC) COTS hardware from the automotive industry and the development of a mesh network to ensure that all drones, VTOL, public safety entities, hazardous structures and no-fly zones can authenticate and communicate with each other. This system of traffic management is even more critical when considering that the vast majority of drones and VTOL are likely to operate autonomously in the long run. In short, while there is no agreed upon UTM system to be deployed, ASX is taking a proactive approach to piloting its proposed DSRC / mesh network solution.

Q: What do you view as your potential exit opportunities?

Airspace Experience Technologies: Our goal is to mass produce our Tilt-Wing VTOL and operating an air MaaS platform for the long-term. That said, we recognize our fiduciary duty to evaluate any and all potential or proposed exits in order to maximize value to the shareholders. We envision that upon completion of aircraft certification and perhaps just prior to (or coincident with) the launch of passenger service, market conditions may be conducive to an IPO. However, in that scenario, we still envision being part of the team

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The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Bridge
Round size:	US $1,070,000
Minimum investment:	US $1,000

Key Terms

Security Type:	Preferred Equity
Pre-money valuation:	US $25,000,000
Liquidation preference:	1.0x

Additional Terms

Closing conditions:	While Airspace Experience Technologies, Inc. has set an overall target minimum of US $0 for the round, Airspace Experience Technologies, Inc. must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Airspace Experience Technologies, Inc.'s Form C.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

If Minimum Amount Is Raised



- Marketing (website, promotional videos / materials)
- Other G&A (office / equipment leases, utilities)
- Employee Compensation
- Aircraft Development

If Maximum Amount Is Raised

- Full Scale Aircraft Mule
- Employee compensation
- G&A
- Marketing

Investor Perks

Invest $1,000 and receive an exclusive ASX Swag Bag (Branded Hat & T-Shirt)

Invest $2,500 and receive an exclusive ASX Swag Bag and join bi-annual calls with founders for inside update.

Invest $5,000 and receive an exclusive ASX Swag Bag, bi-annual calls with founders for inside update, and a limited edition Mobi-One print by our Chief Designer, Camilo Pardo.

Invest $10,000 and receive an exclusive ASX Swag Bag, a customized Mobi-One painting by our Chief Designer Camilo Pardo, invitations to flight testing events, and VIP access to public product demonstration events.

Invest $25,000 and receive an exclusive ASX Swag Bag, a limited edition Mobi-One painting by our Chief Designer Camilo Pardo, invitations to flight testing events, VIP access to public product demonstration events, and most importantly 2.5% fractional share of Certified Aircraft SN 0031. 10 positions available.

Invest $50,000 and receive an exclusive ASX Swag Bag, a customized Mobi-One painting by our Chief Designer, Camilo Pardo, invitations to flight testing events, VIP access to public product demonstration events, and most importantly 5% fractional share of Certified Aircraft SN 0021. 10 positions available.

Invest $100,000 and receive an exclusive ASX Swag Bag, a customized Mobi-One painting by our Chief Designer, Camilo Pardo, invitations to flight testing events, VIP access to public product demonstration events, and most importantly 10% fractional share of Certified Aircraft SN 0011. 10 positions available.

Invest $250,000 and receive an exclusive ASX Swag Bag, invitations to flight testing events, VIP access to public product demonstration events, and most importantly 25% fractional share of Certified Aircraft SN 0001. 10 positions are available.

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Prior Rounds

This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed

Round Size	US $965,000
Closed Date	Aug 31, 2018

Security Type	Convertible Note
Valuation Cap	US $15,000,000

Highlights
Overview
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Q&A with Founder
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Financial Discussion

Operations

Airspace Experience Technologies, LLC DBA ASX ("the Company") is a Michigan limited liability company that was founded in March of 2017 and is headquartered in Detroit, Michigan. The Company designs aircraft to move commuters and cargo between urban centers and airports.

As of December 31, 2018, the Company has not commenced full scale operations. The Company's activities since inception have consisted of product and business development, and efforts to raise capital. Once the Company commences its planned full-scale operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business.

The Company recognized no operating revenue during the periods ended December 31, 2017 or December 31, 2018. The Company has incurred losses of approximately $464,331 for the financial year ending December 2017, and $927,906 for the financial year ending December 2018, which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its product, and its ability to generate positive operational cash flow.

Prior to the founding of ASX and since 2011, Founder and CEO Jon Rimanelli has invested approximately $1.5 million of personal or family money into related research and development of smaller scale UAS. This R&D laid the foundation for ASX' MOBi-ONE passenger VTOL development program. The last $100,000 of investments from the Rimanelli Family Trust were included in the Convertible Note round, and directly supported the development program. In total, ASX raised $965,000 in the Convertible Note pre-seed round. The proceeds from the pre-seed round enabled achievement of a key milestone, which was to develop and flight test multiple 1/5th and 1/3rd sub-scale prototypes. In December 2018, the team successfully completed a sub-scale flight demonstration including takeoff, hover, tilt-wing transition, horizontal flight and landing. Achievement of this milestone represents the triggering event for the upcoming Series A round, anticipated in 2Q or 3Q 2019. Management has already socialized the Series A round with interested strategic investors and VCs.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $300 in cash on hand as of February 28, 2019 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Our current burn rate fluctuates between $20,000 and $40,000 with the majority of our opex being payroll. The fluctuation is due to staying lean and utilizing part-time employees only when their expertise was required at certain points in the aircraft developmental process. For example, depending on the phase of development, we may have utilized our part-time aerospace engineer only 2 hours one month, then 40 hours the next month. The remainder of opex includes rent, utilities, leases on equipment, insurance, legal fees and travel expenses. Spikes in legal fees are often attributed to deadlines relating to patent filing requirements. Spikes in travel are attributed to speaking engagements or exhibits. As we close the crowdfunding seed round and Series A round, we anticipate growing the team to at least 20 personnel by mid-2019, which will increase overall payroll.

Capital Expenditures and Other Obligations

Management anticipates that the development and testing of the full-scale aircraft will require between $8 and $10 million. The amount raised in the crowdfunding seed round will determine the precise timing and size of the Series A and subsequent rounds. The achievement of a full-scale flight demonstration will be the triggering event for subsequent rounds, whose proceeds will support continued aircraft refinement, FAA certification, manufacturing and the roll out of the aircraft into service operation.

Our goal is to mass produce our VTOL and operate an air MaaS platform. We anticipate forming a JV with a Detroit-based contract manufacturer to minimize capex when we go into mass production. Once the aircraft are in service, additional opex items will include pilot salaries, additional insurance costs, energy costs and maintenance/repair/overhaul costs (primarily for motors and batters. Over the long-term, we recognize our duty to evaluate any and all potential or proposed exits in order to maximize value to our shareholders. We envision that upon completion of aircraft certification and perhaps just prior to (or coincident with) the launch of passenger service, market conditions may be conducive to a liquidity event. However, in that scenario, management envisions continuing to operate the platform.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Market Landscape


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Urban Air Mobility

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Overview
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A recent in-depth analysis from Morgan Stanley Research stated "the market for autonomous flying cars — also known as eVTOL aircraft, air taxis or personal air vehicles — could amount to nearly $1.5 trillion by the year 2040." SparkCognition founder and CEO Amir Husain pegged the urban air mobility market at a potential $3 trillion, calling it "the largest new market in our lifetimes."

Our aircraft was designed not only to support Urban Air Taxi and airport shuttle services, but longer distance Intra-Urban routes up to 300 miles. In our modeling, we assume that we produce 2,500 of our aircraft by 2025, with a stretch goal of 15,000 by 2030. Conservatively targeting 2,000 in-service hours per aircraft with an average of 7 airport taxi riders per hour and an average rate of $75 per rider, our revenue potential is $2.5 billion annually. Our typical customers include middle income commuters and business travelers commuting between large metropolitan areas (e.g., downtown San Francisco to Palo Alto) and large commercial airports to the surrounding suburbs. Given the additional range afforded by our hybrid propulsion system, MOBI will be able to support regional destinations within 300 miles (e.g., connecting Houston, Austin and Dallas).

Our competitors include some of the most mature aerospace companies in the world, like Airbus, Boeing, Bell Helicopter, and others. While these competitors may seem impossible to compete against, we expect to out-perform them given our small size, agility, and mass production approach. These larger companies have exponentially higher overhead which will impact their Cost of Goods Sold (COGS) by at least 2x over our cost of goods sold. Our objective is to hit a COGS of less than $250,000 for pure electric, and $350,000 for hybrid configuration. Our competitors are looking at at least 2x that amount.

Risks and Disclosures

Many of Company's contracts are understood to be contingent on the successful development and proof of concept of their plane. The Company's plane is still in development, and the Company's business depends almost entirely on its successful development and commercialization. The Company will require substantial additional development, testing, and potentially regulatory approval before it is able to commercialize its product effectively. This process may take many years and may require the expenditure of substantial resources beyond the proceeds raised in this offering. Accordingly, even if the Company is able to obtain the requisite financing to continue to fund the development of its products, it cannot guarantee that the plane or any other product candidates will be successfully developed or commercialized.

The Company's sales cycle is long and may be unpredictable, which can result in variability of its financial performance. Additionally, long sales cycles may require the Company to incur high sales and marketing expenses with no assurance that a sale will result, which could adversely affect its profitability. The Company's results of operations may fluctuate, in part, because of the resource-intensive nature of its sales efforts and the length and variability of the sales cycle. A sales cycle is the period between initial contact with a prospective customer and any sale of its product. The sales process involves educating customers about the Company's products, participating in extended products evaluations and configuring the products to customer-specific needs. The length of the sales cycle, from initial contact with a customer to the execution of a purchase order, may take several months or years. During the sales cycle, the Company may expend significant time and money on sales and marketing activities or make other expenditures, all of which lower its operating margins, particularly if no sale occurs or if the sale is delayed as a result of extended qualification processes or delays. It is difficult to predict when, or even if, it will make a sale to a potential customer or if the Company can increase sales to existing customers. As a result, the Company may not recognize revenue from sales efforts for extended periods of time, or at all. The loss or delay of one or more large transactions in a quarter could impact its results of operations for that quarter and any future quarters for which revenue from that transaction is lost or delayed.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The air taxi market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company forecasts project aggressive growth post-raise. If its assumptions are wrong, and its projections regarding market penetration are too aggressive, its financial projections may overstate its viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. The Company's business model is capital intensive. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, the Company will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company is pre-revenue and may not be successful in its efforts to grow and monetize its product. It has limited operating capital and for the foreseeable future will be dependent upon its ability to finance operations from the sale of equity or other financing alternatives. There can be no assurance that the Company will be able to successfully raise operating capital. The failure to successfully raise operating capital, and the failure to effectively monetize its products, could result in bankruptcy or other event which would have a material adverse effect on the Company and the value of its shares. The Company has limited assets and financial resources, so such adverse event could put investors' dollars at significant risk.

The Company's cash position is relatively weak. The Company currently had only $38K in cash balances as of 10/31/18. This equates to 1 month of runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company has outstanding liabilities. The Company owes Nextronix $68,448.54 in remaining payments. The Company has stated that it intends to repay Nextronix upon closing of Reg D.

The Company relies heavily on their technology and intellectual property, but they may be unable to adequately or cost-effectively protect or enforce their intellectual property rights, thereby weakening their competitive position and increasing operating costs. To protect their rights in our services and technology, they rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. They also rely on laws pertaining to trademarks and domain names to protect the value of their corporate brands and reputation. Despite their efforts to protect their proprietary rights, unauthorized parties may copy aspects of their services or technology, obtain and use information, marks, or technology that they regard as proprietary, or otherwise violate or infringe their intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If they do not effectively protect their intellectual property, or if others independently develop substantially equivalent intellectual property, their competitive position could be weakened. Effectively policing the unauthorized use of their services and technology is time-consuming and costly, and the steps taken by them may not prevent misappropriation of their technology or other proprietary assets. The efforts they have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of their services, use similar marks or domain names, or obtain and use information, marks, or technology that they regard as proprietary. They may have to litigate to enforce their intellectual property rights, to protect their trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events. These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

The Company's success is dependent on consumer adoption of air taxis, a relatively unproven market. The Company may incur substantial operating costs, particularly in sales and marketing and research and development, in attempting to develop these markets. If the market for the Company's products develops more slowly than it expects, its growth may slow or stall, and its operating results would be harmed. The market for air taxis is still evolving, and the Company depends on continued growth of this market. It is uncertain whether the trend of adoption of air taxis that the Company has experienced in the past will continue in the future.

Governmental regulation and associated legal uncertainties may adversely affect the Company's business. Many of the services that the Company offers are regulated by federal and state governments, and its ability to provide these services is and will continue to be affected by government regulations. The implementation of unfavorable regulations or unfavorable interpretations of existing regulations by courts or regulatory bodies could require the Company to incur significant compliance costs, cause the development of the affected markets to become impractical and otherwise have a material adverse effect on the business, results of operations and financial condition. In addition, its business strategy involves expansion into regions around the world, many of which have different legislation, regulatory environments, tax laws and levels of political stability. Compliance with foreign legal, regulatory or tax requirements will place demands on the Company's time and resources, and it may nonetheless experience unforeseen and potentially adverse legal, regulatory or tax consequences.

The reviewing CPA has included a "going concern" note in the reviewed financials. In particular, the notes to the Financial Statements provide "The Company has incurred losses from inception of approximately $464,331 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern."

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company has conducted the following transactions with related persons:

- During the year ended December 31, 2017, the Company assumed certain assets and liabilities from a related party, Detroit Aircraft Corporation (DAC), which resulted in the recognition of acquired technology in the amount of $283,495. The Company has determined that the acquired technology has an indefinite life that will be assessed for impairment and useful life going forward once the Company begins sale of their product. DAC and the Company are owned by the same party.
- Nextronix and the Company are owned by the same party. A loan from Nextronix has been included on the financial statements as a related party loan in the amount of $68,449 as of December 31, 2017. This loan has no stated interest rate per annum and no accrued interest outstanding as of December 31, 2017.
- A loan from the CEO has been included on the financial statements as a related party loan in the amount of $125,000 as of December 31, 2017. This loan has no stated interest rate per annum and no accrued interest outstanding as of December 31, 2017.

General Risks and Disclosures

Highlights
Overview
Product & Service
The Team
Q&A with Founder
Term Sheet
Investor Perks
Prior Rounds
Financial Discussion
Market Landscape
Data Room
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Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

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Product or Service (18 files)

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Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in Airspace Experience Technologies

Highlights
Overview
Product & Service
The Team
Q&A with Founder
Term Sheet
Investor Perks
Prior Rounds
Financial Discussion
Market Landscape
Data Room
0 Comments
FAQs
SeedInvest

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Airspace Experience Technologies. Once Airspace Experience Technologies accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Airspace Experience Technologies in exchange for your securities. At that point, you will be a proud owner in Airspace Experience Technologies.

What will I need to complete my investment?

To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Airspace Experience Technologies has set a minimum investment amount of US $1,000.

Accredited investors investing $20,000 or over do not have investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now Airspace Experience Technologies does not plan to list these securities on a national exchange or another secondary market. At some point Airspace Experience Technologies may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Airspace Experience Technologies either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is Airspace Experience Technologies's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Airspace Experience Technologies's Form C. The Form C includes important details about Airspace Experience Technologies's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your portfolio page

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your portfolio page.

EXHIBIT D
Investor Deck



AIRSPACE EXPERIENCE TECHNOLOGIES

PRACTICAL AIR MOBILITY FOR EVERYONE – EVERYWHERE

This figure represents future offerings and are mock-ups, rather than images of an actual product. They do not represent guarantees of a future product or performance.

Disclaimer

This presentation contains offering materials prepared solely by Airspace Experience Technologies without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.



ASX

THE PROBLEM: TRAFFIC IS TAKING OVER OUR LIVES

US DRIVERS WASTE $300 BILLION IN FUEL AND PRODUCTIVITY DUE TO GRIDLOCK TRAFFIC

$1400

PRODUCTIVITY IN DOLLARS LOST PER DRIVER PER YEAR DUE TO TRAFFIC

$1.9 BILLION

GALLONS OF FUEL WASTED PER YEAR DUE TO TRAFFIC

42 HOURS

TIME URBAN COMMUTERS SIT IN TRAFFIC PER YEAR

ASX

THE SOLUTION: URBAN AIR TRANSPORT FOR EVERYONE

MOBI-ONE

This figure represents future offerings and are mock-ups, rather than images of an actual product. They do not represent guarantees of a future product or performance.



GLOBALLY A $500 BILLION MARKET BY 2030, VERTICAL MOBILITY WILL REVOLUTIONIZE TRANSPORTATION - GROWING TO $1.5 TRILLION BY 2040



(SEE MORGAN STANLEY, BOOZ ALLEN HAMILTON, MCKINSEY, PORS CHE CONSULTING, ET AL.)

This figure represents future offerings and are mock-ups, rather than images of an actual product. They do not represent guarantees of a future product or performance.



TRAVEL CLEANER, FASTER, AND FARTHER WITH OUR BIOFUELED PROPULSION SYSTEM

DUAL ELECTRIC MOTORS

BATTERY

TURBINE GENERATORS

This figure represents future offerings and are mock-ups, rather than images of an actual product. They do not represent guarantees of a future product or performance.





TRAVEL 5 TIMES FASTER THAN DRIVING & EXPERIENCE FREEDOM FROM TRAFFIC

This figure represents future offerings and are mock-ups, rather than images of an actual product. They do not represent guarantees of a future product or performance.

USER EXPERIENCE

ASX
Building - Restaurant
Building - Commercial Enterprise
46.930175, -88.290745 Height: 32m

This figure represents future offerings and are mock-ups, rather than images of an actual product. They do not represent guarantees of a future product or performance.


ASX
SELECTED TO SHOWCASE AT UBER ELEVATE LOS ANGELES IN 2018
2020

This figure represents future offerings and are mock-ups, rather than images of an actual product. They do not represent guarantees of a future product or performance.

FAST COMPANY

FEATURED AS ONE OF "THE MOST AMAZING DESIGNS AT UBER'S ELEVATE CONFERENCE."

ASX

TARGET CUSTOMERS

ASX
UBER
DEPARTMENT OF DEFENSE
UNITED STATES OF AMERICA
Air EMS
A NEW ALTITUDE FOR MEDICAL SERVICES
FedEx

This figure represents future offerings and are mock-ups, rather than images of an actual product. They do not represent guarantees of a future product or performance. The applications listed on this slide are for illustration purposes only and should not be interpreted to suggest relationships, partnerships, or business with the listed entities.





ASX

2025 BUSINESS PLAN

PRODUCE 2,500 AIRCRAFT, TARGETING 15,000 AIRCRAFT IN SERVICE BY 2030

2,500
AIRCRAFT IN SERVICE

X

$1 MILLION
ANNUAL GROSS REVENUE / VEHICLE*

=

$2.5 BILLION
ANNUALLY

*ASSUMES 2,000 HOURS OF SERVICE PER YEAR AND AN AVERAGE OF 7 RIDERS / HOUR AT AN AVERAGE OF $75 / RIDER.

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

ASX

COMPETITIVE ADVANTAGE: DETROIT'S ARSENAL OF MOBILITY

VALIDATED AUTOMOTIVE ELECTRIC VEHICLE COMPONENTS

AUTOMOTIVE MASS PRODUCTION INFRASTRUCTURE

ORGANIZE AIR TRAFFIC USING AUTOMOTIVE **DSRC V2V IN 3D**

This figure represents future offerings and are mock-ups, rather than images of an actual product. They do not represent guarantees of a future product or performance.

OUR LEADERSHIP

ASX



JON RIMANELLI
FOUNDER/CEO

- ELECTRONICS/AEROSPACE ENTREPRENEUR
- HIGH REL. PROTOTYPING AND MASS-PRODUCTION SME
- DESIGNED 6 / BUILT 70+ VTOL AIRCRAFT
- LEADER IN PUBLIC SAFETY UAS INTEGRATION
- PILOT



DR. ANITA SENGUPTA
CHIEF PRODUCT OFFICER

- ASSOCIATE PROFESSOR USC VITERBI SCHOOL OF ENGINEERING
- AEROSPACE ENGINEERING EXECUTIVE
- SENIOR VP ENGINEERING VIRGIN HYPERLOOP-ONE
- NASA CURIOSITY MARS ROVER SUPERSONIC PARACHUTE AND SKY CRANE PROGRAM LEADER



JOAQUIN NUNO-WHELAN
PRODUCTION ADVISOR

- FORMER GM CHIEF ENGINEER NEXTGEN TRUCKS (ESCALADE, TAHOE, ETC)
- WHILE AT GM, GUIDED ALL MARKETING, MANUFACTURING, ENGINEERING, DESIGN, AND PERFORMANCE INTEGRATION ACTIVITY FROM EARLY MARKET RESEARCH TO FULL SCALE PRODUCTION AND CERTIFICATION.



BILL FREDERICKS
LEAD AIRCRAFT ENGINEER

- DESIGNED AND BUILT GREASED LIGHTENING 10 TILT WING VTOL AND 13 NEW AIRCRAFT @ NASA
- HYBRID-ELECTRIC PROPULSION SYSTEM DESIGN
- BA PURDUE UNIVERSITY AEROSPACE

TRACY BIELER
FLIGHT TEST AND CERTIFICATION

- RECENTLY RETIRED PRESIDENT/CEO OF ENSTROM HELICOPTER
- 15 YEARS AT ENSTROM HELICOPTERS IN KEY LEADERSHIP ROLES FROM ENGINEERING, MANUFACTURING, FAA CERTIFICATION, SALES AND SERVICE.
- 15 YEARS AT BOEING AIRCRAFT IN FLIGHT TESTING



CAMILO PARDO
CHIEF INDUSTRIAL DESIGNER

- FORD DESIGN CENTER, CHIEF DESIGNER
- CHIEF DESIGNER FORD GT40
- INTEGRATION OF DESIGN PRINCIPLES AND FINE ART
- MFA FROM COLLEGE FOR CREATIVE STUDIES

ASX ADVISORS



BOB LUTZ

- FORMER VICE CHAIRMAN OF GM
- 47-YEAR AUTOMOTIVE CAREER WITH INCREASING LEVELS OF RESPONSIBILITY AT FORD, GM, CHRYSLER AND BMW
- AUTHOR OF 3 BOOKS AND RENOWNED FOR HIS LEADERSHIP



GENERAL DUNCAN J. MCNABB (RET.)

- FORMER TRANSCOM COMMANDER
- FORMER COMMANDER AIR MOBILITY COMMAND
- CO-FOUNDER / MANAGING PARTNER OF ARES MOBILITY
- WILL ASSIST WITH DEVELOPMENT OF ASX FLEET OPS MANAGEMENT COMMAND CENTER



BOB CAMPBELL

- FORMER VICE CHAIRMAN / GOVERNMENT PRACTICE HEAD, DELOITTE LLP
- 40+ YEARS CONSECUTIVE GLOBAL CONSULTING EXPERIENCE
- FOUNDER AND CEO, CAMPBELL GLOBAL SERVICES LLC
- MASTER OF PUBLIC AFFAIRS, UT AUSTIN



DR. JOAQUIM R.R.A. MARTINS

- PROFESSOR / HEAD - MULTIDISCIPLINARY DESIGN OPTIMIZATION LAB, UOM
- AEROSPACE ENGINEERING
- APPLYING MDO METHODOLOGIES TO AIRCRAFT DESIGN
- M.SC. AND PH.D. DEGREES FROM STANFORD



JP YORRO

- PRIVATE EQUITY (~$20B AUM)
- INVESTMENT BANKING / MANAGEMENT CONSULTING
- VETERAN US INTELLIGENCE OFFICER
- RECIPIENT – JCSCA FROM GENERAL MCCHRYSTAL
- DUAL MBA / MIA FROM COLUMBIA



SANDY MUNRO

- CEO MUNRO & ASSOCIATES ADVISING TOP EXECUTIVES ON INTEGRATED PRODUCT DEVELOPMENT STRATEGY
- 30+ YEARS EXPERIENCE DESIGNING AND BUILDING COMPONENTS AND MANUFACTURING LINES FOR AUTOMOTIVE, AEROSPACE AND OTHER INDUSTRIES
- EXTENSIVE AUTOMOTIVE AND TIER 1 EXPERIENCE



ASX

TIMELINE

2017 · 2018 · 2019 · 2020 · 2021 · 2022 · 2023

FUNDING

DEVELOPMENT

IP

Seed · Series A · Series B · Series C

DESIGN & DEVELOPMENT

PROOF OF CONCEPT

TESTING & VALIDATION

FULL-SCALE DEMO FLIGHT

TOOLING & CERTIFICATION

AIRCRAFT PRODUCTION

MOBI TAILSITTER

MOBI TILT-WING

COMPONENT/SOFTWARE LEVEL TECHNOLOGY PATENTS

DETAIL DESIGN AND ENGINEERING PATENTS

SEEDINVEST.COM

25 ENGINEERS + 16 MONTHS = FULL SCALE DEMO

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

∧SX

EXIT STRATEGY: INITIAL PUBLIC OFFERING

This figure represents future offerings and are mock-ups, rather than images of an actual product. They do not represent guarantees of a future product or performance. This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and

AIR MOBILITY FOR EVERYONE – BE A PART OF IT!

JON RIMANELLI
FOUNDER/CEO


ASX
N202

This figure represents future offerings and are mock-ups, rather than images of an actual product. They do not represent guarantees of a future product or performance.

EXHIBIT E
Video Transcript

EXHIBIT E – Video Transcripts

ASX Montage v2
https://vimeo.com/310368858

[music]
[no voiceover]

Text on screen reads:

Traffic is taking over our lives. $300 billion wasted annually in fuel and productivity.
Detroit: Airspace Experience Technologies (ASX)
1 Pilot
4 Passenger
Interactive flight display
Mobi-One: Clean, quiet, and connected on demand air mobility
Jon Rimanelli: CEO
JP Yorro: CCO
Detroit City Airport: ASX Headquarters.
Sub Scale: EVTOL Initial Flight Test
Join us in delivering the future of air mobility
www.asx.us

Mobi-One Animation
https://vimeo.com/304854897

[music]
[no voiceover]

Text on screen reads:

1 Pilot
OLED Display
4 Passenger
Interactive flight display
VTOL capability
65+ Mile range battery cells
Medical Evac
Cargo capability
intelligence, surveillance, and Reconnaissance (ISR)
4 Passenger + 1 Pilot
Twin turbine generators 200+ mile range

ASX-ALPHA-Animation
https://vimeo.com/310153208

[music]
[no voiceover]

Traffic is taking over our lives. The solution is to look up. | Jon Rimanelli | TEDxDetroit
https://www.youtube.com/watch?v=F0XCGbSZzC8

00:00
[Music]

00:06: Can I see a big show of hands of all the folks that actually hit traffic on the way to the event tonight? During their daily commutes? During the week? How many people love traffic? Well, you're not alone, because the people along the LA 405 here share your pain, and the folks here in the shanghai qi-4, a 50 lane highway with thousands of vehicles stuck in traffic known as the Chinese carpocalypse, they feel your pain …. hey our pain.

00:49: Traffic has taken over our lives and just last year, us drivers spent over $300 billion wasted in fuel and in productivity stuck in traffic, at some forty two hours, some fourteen hundred dollars per passenger per vehicle on the road, and a whopping 1.9 billion gallons of fuel consumed in traffic. So not only is traffic taking over our lives, but it's killing our environment and we've got roughly 38 billion pounds of carbon emissions being emitted into the National Airspace System and into our lungs for that matter because of traffic.

01:37: It's a huge problem, and if you take our problem and you put it in the context the global urban environments and global population growth, what we're looking at is a doubling of population growth from 3.3 to 5 billion, a doubling of number of vehicles on the road which is a huge problem that ultimately ends up in something we call global gridlock.

02:04: Where Bill Ford once said it's no long… traffic is no longer going to be a matter of inconvenience but a matter of human welfare. Where people, food, and healthcare will have a difficult time moving around if we don't do something different, and I can think of no better place than Detroit, Michigan then to innovate that next generation solution, because as we all know, it was Henry Ford that put the world on wheels.

02:28: And what many people don't know, is that he put the world on wings with the first commercial airliner: the Ford tri-motor. So there's all kinds of new technology like on-demand ride-sharing services, like uber and lyft, that are making a huge difference in reducing traffic and congestion on the road by increasing the utilization of vehicles on the road, reducing the number of cars on the road.

02:49: And that's a step in the right direction, and the automotives are doing a great job of, you know, electrifying and going into automation and connectivity so that there are fewer traffic jams, fewer emissions, fewer fatalities, which is also a step in the right direction. But I don't want to talk to you about that today. What I want to talk to you about is something a little different.

03:10: Skipping traffic altogether, and it's not flying cars, and it's not a super cool idea called Hyperloop which I think they should add Detroit to Toronto to Montreal to the things, so somebody should start thinking about that and it isn't boring tunnels underground so we can drop jump on Electric Slide and skip traffic. It I think it's a brilliant idea for colonizing Mars and the moon but very expensive.

03:39: What I want to talk to you about is electric vertical takeoff and landing aircraft. Us nerds in the business call EVTOLS, and an EVTOL is basically a giant drone that leverages a distributed electric propulsion so that we can essentially take off like a helicopter, fly like a plane, and roughly thousand feet, move a thousand pounds of whatever 60 miles at 250 miles an hour, all on a single electric charge.

04:06: Imagine how much more you could get done if you could just skip traffic altogether. I mean it'd be amazing and the best part is, is we can leverage existing electric vehicle technology that's in production that's used in cars today, because it's physically and mathematically possible. We've done the math. Then you bring in high-performance materials like that used in the Ford GT, and you look at the sensors and software used in automated vehicles except it's so much easier to automate an aircraft, because we don't have logs and kids on skateboards and squirrels and cats and dogs jumping in the way.

04:49: So well after seven years of research and development, we came up with an aircraft system we are now testing to perform a variety of jobs from cargo and medevac, passenger mobility so that essentially you can go from Los Angeles Airport to the Staples Center in a third of the time and, by 2020, you'll be able to move from San Francisco to San Jose in 15 minutes for the price of an uberx ride.

05:19: In fact, it's going to be cheaper for you to do this than to drive your car. Now, I've been privileged in that I could own an aircraft and I've been skipping traffic for about a decade, so while I'm doing 200 miles an hour having options of 15,000 airports the United States, the rest of the mass traveling public gets about 150 options in the air, right?

05:44: So, while I'm zooming around, y'all are stuck in traffic getting to that big airport, race into the the TSA line to sit in more traffic, get strip-searched just so you have just enough time to run to the gate like your heart's gonna fall out of your body, only to get on an aircraft that's been built 20-30 years ago. Okay we're premium seats in coach, now cost a little extra more, and you've got to buy water and snacks just to sit in traffic again once you get to your destination. Misery.

06:16: So after seven years of research and development, we are now testing a vehicle that will move people, cargo between cities airports in suburbs cleaner, faster, and safer than ever before, and it's using stuff that already exists, that's been designed and invented here--right here in the Motor City.

06:40: And we start by connecting cities airports and suburbs and then what we do is we start connecting the 15,000 airports and we create sky ports. So now what we see is a complete economic shift in performance not only locally, but nationally, giving people a higher quality of life, and by 2030 we're gonna see millions of EVTOLS moving things, and you're like how are we gonna manage that traffic.

07:14: Well, we do it, guess what, using existing automotive vehicle connected not ominous technology called DSRC to sequence and separate traffic so people can get places safely and efficiently, so you can drive less, do more, and skip traffic to do whatever it is that you want to do. Work more. Play more. Family more. Whatever. And I can think of no better place on earth then doing it right here in the Motor City. I hope you enjoyed the talk. Thank you.

[Applause]